SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. )(1)


                          FLAG Telecom Group Limited
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   G3529X106
--------------------------------------------------------------------------------
                                (CUSIP Number)

                            Joel Piassick
                           555 Madison Avenue, Suite 2800
                           New York, New York 10022
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    5/22/03
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  G3529X106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Distressed Investment Master Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     386,180

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     386,180

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     386,180

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19%

14.  TYPE OF REPORTING PERSON*

     CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  G3529X106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Distressed Investment Offshore Manager, L.L.C.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     386,180

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     386,180

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     386,180

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No.  G3529X106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     413,015

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     413,015

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     413,015

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No.  G3529X106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     413,015

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     413,015

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     413,015

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.  G3529X106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     413,015

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     413,015

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     413,015

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.  G3529X106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b  [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     413,015

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     413,015

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     413,015

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.  G3529X106
            ---------------------

--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     FLAG Telecom Group Limited, Common Stock (the "Shares")

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by Harbert Distressed Investment Master Fund, Ltd. (the "Master Fund"), HMC Distressed Investment Offshore Manager, L.L.C., ("HMC Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Philip Falcone, a member of HMC Management and the portfolio manager of the Master Fund, Raymond J. Harbert, a member of HMC Investors, and Michael D. Luce, a member of HMC Investors (each of the Master Fund, HMC Management, HMC Investors, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons"). The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of HMC Management and HMC Investors is a Delaware limited liability company. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of HMC Management, HMC Investors, Philip Falcone, Raymond J. Harbert and Michael D. Luce is 555 Madison Avenue, Suite 2800, New York, New York 10022. The Shares reported herein are held in the name of the Master Fund, PCMG Trading Partners XII LP, a Delaware limited partnership or Alpha US Sub Fund VI, LLC, a Delaware limited liability company.

     (d) None of Philip Falcone, Raymond J. Harbert or Michael D. Luce has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 386,180 Shares.

As of the date hereof HMC Management may be deemed to beneficially own 386,180 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 413,015 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 413,015 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 413,015 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 413,015 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------

Item 4. Purpose of Transaction.

The purpose of this Schedule 13D is to report that the Reporting Persons have acquired more than 20% of the Shares and therefore the Reporting Persons are no longer eligible to report their deemed beneficial ownership in the Shares on Schedule 13G.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 386,180 Shares, constituting 19% of the Shares of the Issuer, based upon the 2,000,000 Shares outstanding as of the date of this filing.

     The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 386,180 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 386,180 Shares.

(a, b) As of the date hereof, HMC Management may be deemed to be the beneficial owner of 386,180 Shares, constituting 19% of the Shares of the Issuer, based upon the 2,000,000 Shares outstanding as of the date of this filing.

     HMC Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 413,015 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 413,015 Shares.

HMC Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 413,015 Shares, constituting 20% of the Shares of the Issuer, based upon the 2,000,000 Shares outstanding as of the date of this filing.

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 413,015 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 413,015 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 413,015 Shares, constituting 20% of the Shares of the Issuer, based upon the 2,000,000 Shares outstanding as of the date of this filing.

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 413,015 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 413,015 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 413,015 Shares, constituting 20% of the Shares of the Issuer, based upon the 2,000,000 Shares outstanding as of the date of this filing.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 413,015 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 413,015 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 413,015 Shares, constituting 20% of the Shares of the Issuer, based upon the 2,000,000 Shares outstanding as of the date of this filing.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 413,015 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 413,015 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit A and were all effected in broker transactions.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      N/A

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

--------------------------------------------------------------------------------


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbert Distressed Investment Master Fund, Ltd.
By: HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------

HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
------------------------


/s/ Philip Falcone
---------------------
Philip Falcone

/s/ Raymond J. Harbert
---------------------
Raymond J. Harbert

/s/ Michael D. Luce
---------------------
Michael D. Luce

May 29, 2003



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                     Exhibit A


                                   AGREEMENT

The undersigned agree that this Schedule 13D dated May 29, 2003 relating to the Common Stock of Flag Telecom Group Limited shall be filed on behalf of the undersigned.


Harbert Distressed Investment Master Fund, Ltd.
By: HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
-------------------------

HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
-------------------------

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
-------------------------


/s/ Philip Falcone
---------------------
Philip Falcone

/s/ Raymond J. Harbert
---------------------
Raymond J. Harbert

/s/ Michael D. Luce
---------------------
Michael D. Luce

May 29, 2003

                                   Exhibit B
                          Transactions in the Shares



TRANSACTIONS BY HARBERT DISTRESSED INVESTMENT MASTER FUND
          Date of                 Number of Shares
        Transaction               Purchase/(Sold)            Price of Shares
        -----------               ---------------            ---------------
           4/1/03                       4,765                     28.00
           4/2/03                       9,525                     30.00
           4/3/03                      13,902                     28.75
           4/3/03                      41,285                     31.00
           4/4/03                       4,680                     31.00
           4/8/03                       9,525                     30.50
           4/8/03                      33,430                     31.75
           4/9/03                      19,500                     31.00
          4/28/03                       5,000                     31.00
          5/22/03                      41,200                     34.50


TRANSACTIONS BY PCMG TRADING PARTNERS XII LP

          Date of                 Number of Shares
        Transaction               Purchase/(Sold)            Price of Shares
        -----------               ---------------            ---------------
           4/1/03                        235                       28.00
           4/2/03                        475                       30.00
           4/3/03                        700                       28.75
           4/3/03                      2,060                       31.00
           4/4/03                        232                       31.00
           4/8/03                        475                       30.50
           4/8/03                      1,669                       31.75
           4/9/03                        975                       31.00

TRANSACTIONS BY ALPHA US SUB FUND VI, LLC

          Date of                 Number of Shares
        Transaction               Purchase/(Sold)            Price of Shares
        -----------               ---------------            ---------------
          5/14/03                      1,500                      30.00
          5/22/03                      8,800                      34.50






03773.0003 #407382